Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended
	March 31,
	2010	2009
Net Income	$121,676,000	$76,706,000

Basic weighted average shares outstanding	82,846,370	83,875,426
Diluted weighted average shares outstanding	83,213,772	83,875,426
Basic net income per share	$1.47	$0.91

Diluted net income per share	$1.46	$0.91